Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT ON TRANSACTIONS BETWEEN RELATED PARTIES

Itaú Unibanco Holding S.A. (“Company”), in compliance with the provisions of Article 30, item XXXIII of CVM Instruction No. 480, of December 9, 2009, as amended (“CVM Instruction No. 480”), announces to its stockholders and the market in general the transaction between related parties as follows:

Parties	Itaú Unibanco S.A. (“Itaú Unibanco”) and OKI Brasil Indústria e Comercio de Produtos e Tecnologia em Automação S.A. (“OKI Brasil”).
Relationship with the Company

Itaú Unibanco is a wholly-owned subsidiary of the Company. OKI Brasil, in turn, is the company in which Itaúsa – Investimentos Itaú S.A. (“Itaúsa”), a holding company belonging to the Company’s controlling group, holds an indirect interest of approximately 16%. OKI Brasil is an indirect affiliate of Itaúsa.

Object and main terms and conditions

Over 2016, a project was developed to renew the contracts of 100% of the maintenance services for automatic teller machines and banking automation equipment of Itaú Unibanco’s branch network, following an institutional agenda of efficiency and quality (“Project”).

To this end, a bidding process is being carried out with four suppliers approved by Itaú Unibanco for the provision of these services, in order to establish the new contracts with terms of 36 months.

For the purposes of the bidding process, Itaú Unibanco’s equipment pool throughout Brazil was split into regional batches so that each one of the potential suppliers has the opportunity to submit a contract proposal regarding one or more regional batches through electronic auctions.

In the context of the Project, through a Memorandum of Understanding entered into with OKI Brasil, current supplier for almost 70% of the volume of this type of service, it was agreed that OKI Brasil would have the opportunity to match its proposal to the best proposal received regarding the regional batches corresponding to a total of 40% of the equipment pool.

We inform that within the scope of the Project no supplier can be contracted for the total regional batches which correspond to a portion higher than 60% of the total pool of automatic teller machines and banking automation equipment of Itaú Unibanco’s branch network.

Additionally, we inform that, after the bidding processes covered by the Project are completed, upon the execution of the Maintenance Service Agreement for Automatic Teller Machines and Banking Automation Equipment with OKI Brasil, a new announcement to the market will be disclosed, under the provisions of Article 30, item XXXIII of CVM Instruction No. 480.

Date of Execution	Memorandum of Understanding executed on December 20, 2016.
Detailed justification of the reasons for which the Company’s management considers that the transaction was conducted under commutative conditions or provides for the proper compensatory payment

The Company’s management understands that the transaction was carried out under commutative conditions, as the bidding process for the provision of services is being carried out in accordance with the procedures of Itaú Unibanco’s procurement department, having OKI Brasil been offered the opportunity to match its proposal to the best proposals received in the market regarding batches equivalent to 40% of the equipment pool.

The Memorandum of Understanding was executed in light of the interests of the Company, so that OKI Brasil’s share in the provision of the services covered by the Project is gradually reduced, with market conditions being ensured for this service provision.

We further inform that the Memorandum of Understanding was executed under the rules provided for in the Transactions with Related Parties Policy of the Company, including the approval by the Related Parties Committee, fully composed of independent directors of the Company.

Any participation of the counterparties, its partners or managers in the decision making process of the Company on the transaction or trading of transaction as representatives of the Company, describing this participation	Not applicable.

São Paulo (SP), December 29, 2016.

MARCELO KOPEL

Investors Relations Officer